UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Journal Media Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

48114A109
(CUSIP Number)

March 19, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☒                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48114A109

1		NAME OF REPORTING PERSONS Journal Communications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based upon an aggregate of 2 shares outstanding as of March 19, 2015.

CUSIP No. 48114A109

Item 1(a).	Name of Issuer:

Journal Media Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

333 West State Street, Milwaukee, WI 53203

Item 2(a).	Name of Person Filing:

Journal Communications, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

333 West State Street, Milwaukee, WI 53203

Item 2(c).	Citizenship:

Journal Communications, Inc. is a Wisconsin corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

48114A109

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 48114A109

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 1

(b)	Percent of Class: 50%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 48114A109

Item 10.	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 30, 2015
JOURNAL COMMUNICATIONS, INC.
By: Name: Title:	/s/ Mary Hill Taibl Mary Hill Taibl Senior Vice President, General Counsel, Secretary and Chief Compliance Officer